Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Mavenir Systems, Inc.

(Commission File No. 001-36171)

Mitel Mavenir Acquisition Overview Enterprise Connect 2015 Rich McBee President and CEO March, 18, 2015 Powering connections

| ©2014 Mitel. Proprietary and Confidential. Safe Harbor Statement 2 Forward Looking Statements Some of the statements in this presentation are forward - looking statements (or forward - looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, in tend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward - looking statements attributable to Mitel, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward - looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger , the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition of Mavenir; the risk that the conditions to the exchange offer or merger are not satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future since its acquisition of Aastra; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to implement and achieve its business strategies successfully. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10 - K for the year ended December 31, 2014, filed with the SEC on February 26, 2015 , and in Mavenir’s Annual Report on Form 10 - K for the year ended Dec ember 31, 2014 filed with the SEC on March 3, 2015. Forward - looking statements speak only as of the date they are made. Except as required by law, Mitel does not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward - looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward - looking statements.

Safe Harbor Statement (cant’d) Important Information for Investors The exchange offer for the outstanding shares of Mavenir common stock referenced in this presentation has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Mavenir common stock, nor is it a substitute for the registration statement and exchange offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, MiteI and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement with the SEC, and Mavenir will file a Solicitation/Recommendation Statement on Schedule 140-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Mavenir common stock are urged to read these documents when they become available because they will contain important information that holders of Mavenir common stock should consider before making any decision regarding tendering their shares. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Mavenir common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Mavenir will be available free of charge on Mavenir’s website at www.investor.mavenir.com or by contacting Mavenir’s Investor Relations Department at 469-916-4393x5080. In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and Mavenir file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or Mavenir at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and Mavenir’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. 3 I ©2014 Mitel. Proprietary and Confidential.

| ©2014 Mitel. Proprietary and Confidential. Safe Harbor Statement (cont’d) 4 . Non-GAAP Financial Measurements This presentation includes references to non-GAAP financial measures including Adjusted EBITDA, non-GAAP income and non- GAAP operating expenses. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with generally accepted accounting principles. Please see the reconciliation of non-GAAP financial measures to the most directly comparable U.S. GAAP measure included in this presentation and, if not contained in this presentation, contained in Mitel’s filings with the SEC.

As part of our growth strategy, we have a proactive M&A program, and we continually evaluate opportunities $420M in capital put to work in last 18 months: PrairieFyre, Telepo, Aastra, Oaisys This is an important core competency of Mitel The communications industry is rapidly consolidating, and Mitel intends to be a consolidator We look at mergers and acquisitions through a disciplined process with defined segments Technology tuck-ins Vertical adjacencies Near adjacencies Consolidation for scale Merger One transaction companies acquisitions

Big Picture - Strategy Maximize value in the premise Solid revenue Excellent improvement in gross margin Hardware to software transition Large installed base Big Picture - Strategy Accelerate in the cloud Fastest growing Public and private Revenues exceeded 10% of total quarterly revenue Rapid growth with 27% year/year Results outpacing market growth by 3x Robust Ecosystem Rapidly Expand in the contact center Rapidly growing end market (55% CAGR) Convergence of fixed and mobile technologies BYOD movement Expand into mobile

| ©2014 Mitel. Proprietary and Confidential. 6.8 7.6 5.0 8.7 2.7 3.9 2.6 14.8 $17.1 $35.0 2014 2018 Premise Based IP PBX Hosted/Cloud Voice and UC Contact Center Applications Mobility Expand Market Through Combination 7 Source: IDC. Additional TAM from Mavenir Mitel Existing TAM ($bn) TAM Expansion 19.6% Pro Forma ‘14 – ‘18 CAGR

| ©2014 Mitel. Proprietary and Confidential. The Strategic Connection 8 TDM Analog IP 4G LTE IP 3G 2G 1G IP The Bridge Enterprise Mobile

| ©2014 Mitel. Proprietary and Confidential. 4G LTE Progress Operators globally 1000+ 801 invested in LTE <5% 445 launched Connections on LTE Source: GSMA, February 2015 9

| ©2014 Mitel. Proprietary and Confidential. Mavenir Overview 10 • Wireless pure-play networking solutions provider • Leading provider of mobile voice, messaging and video solutions • Capitalizing on two key network trends • 4G All-IP • Virtualized, scalable software • Customer relationships with 15 of the top 20 mobile global operators • 4 of top 5 in the Europe • 3 of the top 4 in US • Positioned well to drive growth from transition to 4G/VoLTE • Strong financial profile • CY-2014 Revenues: $129.8 million, up 28.1% vs. CY13 • ~1100 employees • Growing number of carrier footprint wins

| ©2014 Mitel. Proprietary and Confidential. Capitalizing on Two Major Trends 11 Wireline Wireless Business Operators CONVERGENCE Operators are Transforming Org Realignment Wireless and Business Units Consolidation New Business Models Adjacency Expansion, Mergers, Technology Rationalization Network Consolidation Cloud Virtualization, NFV, SDN, Telco Cloud Service Ubiquity Cloud Convergence

| ©2014 Mitel. Proprietary and Confidential. Mavenir – A Leader in Mobility End to End (proprietary H/W) Point S/W-based Solutions Complete S/W Portfolio 12

| ©2014 Mitel. Proprietary and Confidential. Mitel + Mavenir Portfolios Mobile / Cloud / Fixed 2G / 3G / 4G / Wi-Fi MMTEL & 3GPP Services Converged IP Core UC / Collaboration Cloud Telephony Services Contact Center IP PBX/Endpoints Mitel • Highly Scalable Converged Mobile & Fixed Platform • Broad Range of Fixed/Cloud Mobile Business Services • Suite of Converged IP Core Networking Solutions • Broad Industry Vertical Solutions 13

| ©2014 Mitel. Proprietary and Confidential. Strong/Diverse Customer Base 130+ Customers Globally with over 2B Subscribers Growing Roster of Tier One Customers for Next Generation 4G Solutions 14

| ©2014 Mitel. Proprietary and Confidential. Mavenir’s 4G Solutions Addressing the Opportunity 15

| ©2014 Mitel. Proprietary and Confidential. The New Mitel Next Generation Fixed, Mobile & Cloud Communications Experts 16 Enterprise Mobile Experts in Business & Consumer IP Communications Positioned to lead the Mobilization of Unified Communications Global Leadership • #1 Business Cloud Communications • #1 Eur / #3 US Total PBX/IP PBX • A Leader in VoLTE/RCS Market Scale & Diversity • 2500+ Channel Partners • 15 of Top 20 Mobile Operators Telco Cloud Front-Runner • Virtualized SW Portfolio • NFV/SDN Architectures

| ©2014 Mitel. Proprietary and Confidential. Mitel • Growth - Creates three growth pillars with combined $300m revenue growing at >20% YoY - Cloud + Contact Center + Mobility - Supply Operators directly in addition to Enterprises • TAM - $14b increase by 2018 • Portfolio - Accelerates Mobile UC evolution - Introduces highly scalable mobile platform Mavenir • Scale - Grows and diversifies revenue sources ($1B+) - Growth in Sales and Operations to support increased business - Expanded global presence via Mitel channel partners • Portfolio - Introduces feature rich business services - Accelerates in-flight Mobile UC and differentiated end-to-end SIP Trunking offer - Gains access to robust vertically integrated Enterprise solutions Transaction Benefits 17

Transaction Overview

Under the terms of the agreement, Mitel Networks will acquire Mavenir Systems for $560 million purchase price

Consideration

- $17.94 per share to MVNR shareholders; $11.08 per share in cash and 0.675x Mitel shares per share of Mavenir
- Cash consideration funded with ~$50mm in cash from the balance sheet and new debt

Key Pro Forma Financials

- Revenue: $1.2bn
- EBITDA: $161mn
- Synergies: ~$20mm run rate
- Pro Forma Net Debt / Adjusted CY14 EBITDA: 3.2x

Pro Forma Ownership

MVNR shareholders will own ~16% of MITL

Closing Details

Anticipated to close in second quarter 2015

Leadership

- Pardeep Kohli will join Mitel as President, Mavenir, Mobile Division of Mitel

18 ©2014 Mitel. Proprietary and Confidential.

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